Exhibit 99.2

K-Tech Solutions Company Limited Announces Closing of US$6.4 million Initial Public Offering

Hong Kong, July 17, 2025 (GLOBE NEWSWIRE) -- K-Tech Solutions Company Limited (“KMRK” or the “Company”) is an established toy products design house specialized in the development of infant and pre-school educational toys and learning kits. The Company is headquartered in Hong Kong to provide full-fledged product development solutions to toy brands throughout the entire development stage of toy products from design, prototype testing, production management, quality control to after-sales services. The Company today announced the closing of its previously announced initial public offering of an aggregate 1,600,000 Class A Shares (the “Offering”) at a price of US$4.00 per share (the  “Offering Price”) to the public, for a total gross proceeds of US$6.4 million to the Company, before deducting underwriting discounts and offering expenses.

The shares began trading on the NASDAQ Capital Market on July 16, 2025, under the symbol “KMRK”.

In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional 240,000 Class A Shares at the initial public offering price, less underwriting discounts and commissions. Further, the Company granted the underwriter warrants, exercisable from the date of closing of the Offering and for a term of three years to purchase up to an additional 80,000 Class A Shares at 125% of the Offering Price, representing 5% of the Class A Shares issued in the Offering.

The Company intends to use the net proceeds from the Offering towards potential investments and/or acquisition of a factory in Vietnam and/or other South East Asian countries, expansion and recruitment of product designers and engineers, to obtain licensed rights to international IP, working capital, and other general corporate purposes.

American Trust Investment Services, Inc. (“ATIS”), a full-service broker/dealer, acted as the representative of the underwriters and sole book-running manager for the Offering. Loeb & Loeb LLP, CLKW Lawyers LLP, Beijing Dacheng Law Offices, LLP (Shenzhen) and Harney Westwood & Riegels are acting as U.S., Hong Kong, PRC and BVI legal counsels to the Company, respectively. Audit Alliance LLP is acting as the reporting accountants of the Company. DeMint Law, PLLC acted as U.S. legal counsel to ATIS for the Offering.

The Offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-287391), as amended, previously filed with, and subsequently declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2025. The Offering was made only by means of a prospectus, forming part of the registration statement. Copies of the final prospectus related to the Offering may be obtained from American Trust Investment Services, Inc., 910 S. El Camino Real, Suite 200, San Clemente, California 92672, by phone at 949-347-5222 or by email at IB@amtruinvest.com. In addition, a copy of the final prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

 This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About K-Tech Solutions Company Limited

We are principally engaged in the design, development, testing and sale of a diverse portfolio of toy products ranging from simple plastic toy products to more complex electromechanical toy products. Our solution services span across the entire development stage of toy products from design, prototype testing, production management, quality control to after-sales services. We specialize in the development of infant and pre-school educational toys and learning kits.

We started our operation in 2016 and have developed relationships with our customers mainly located in European and North American countries which possess renowned brands and intellectual properties in toy products. We have strong capability in product innovation, design and project management which allow us to provide product development solution to transform conceptual design into prototypes and further into commercialization of toy products. For more information, please visit https://www.k-mark.tech/

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and K-Tech Solutions Company Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

K-Tech Solutions Company Limited Investor Relations Contact:

Unit A, 7/F, Mai On Industrial Building
17-21 Kung Yip Street, Kwai Chung
New Territories, Hong Kong
Phone: (+852) 2741 3165
Email: johnnykwok@k-mark.com

Underwriters Inquiries:

American Trust Investment Services, Inc.
Kristopher Kessler, Managing Principal – Investment Banking
910 S. El Camino Real, Suite 200
San Clemente, California 92672
Phone: 949-347-5222
Email: IB@amtruinvest.com

3